INVEST IN **SMILE DATING APP**

Humor-Based Dating App: We Find Your Perfect Humor Compatibility Match







LEAD INVESTOR



Robert May

The dating app market is broken. Smile has the chance to revolutionize dating, taking it out of the superficial swiping age, and into the machine learning, humor based, better matching age. The company has gotten a large amount of press pre-launch, indicating people love the idea, and Melissa has proven an ability to attract top talent to her team, which is a rare skill. The early feedback on the product is strong, and the company's early events had really good ROI. I've been an investor for a while and have been happy with the company's performance.

Invested $1,000 this round & $150,000 previously

smiledatingapp.com Boston MA

Technology | Software | Entertainment | Artificial Intelligence | Dating

Highlights

1. 💰Successfully raised a $400K angel round
2. 💪Female founded company with a physicist at the helm.
3. 📚Backed by world-renowned expert on the intersection of love and humor.
4. 📱Available now for download on the App Store.

4 📱Available now for download on the App Store.

Our Team



Melissa Mullen CEO & Founder

• Physicist and software engineer • Single woman with a vision for flipping the dating industry on its head • Recruited and led a team of engineers and



marketers over the last year to get a full prototype on the App Store without raising a dime



Julie Stuecken CMO

• MBA from the Kellogg School of Management • 25+ years of product-marketing experience in the consumer goods space • Successfully launched and accelerated growth in retail product lines for companies like Adidas, Levi's, Reebok, etc.



Francisco Garcia Machine Learning Engineer

• Ph.D. in Machine Learning • Reviewer for top-tier conferences in machine learning (NIPS, AAMAS, ICRA, IROS) • Prototyped NLP models for Amazon Alexa currently used in 30+ countries • Developed AT&T DigitalLife application



Jeffrey Hall Advisor (Love & Humor)

• Internationally recognized expert on the intersection of love and humor • Interviewed by NPR, NYT, WSJ, Washington Post, Financial Times, the Guardian, USA Today, Time Magazine, and CNN • Ph.D. in Communications • Professor of Comm. at U Kansas



Justin Schultz Advisor (Marketing)

• Ex-Tinder Marketing Executive • VP of Marketing at Headspace



Christopher Lustrino Advisor (Entrepreneurial)

• Founder of a Fintech startup which was acquired by the famed technologist John Fanning of Napster • Founder and CEO of KingsCrowd – raised $6M to date



Rob May Investor

• Forbes 40 Under 40 • 3x Founder (Backupify, Talla, now Dianthus) • Partner at PJC • Angel investor in 100+ early-stage companies



Rana El Kaliouby Investor

• PhD in Computer Science from University of Cambridge, post-doc at MIT • Founder of Affectiva (acquired by Smart Eye) • Executive Fellow at Harvard Business School



SSC Ventures Investor

Boston College Alumni Syndicate

The Dating App That Matches Based On

Sense of Humor

We are Smile: a dating app harnessing the power of artificial intelligence and humor to create meaningful connections that last.



Smile is an entertainment-based dating app backed by the world's leading experts on love and relationships. With funny videos pulled from TikTok, Smile is a social media that leverages your reactions to content in order to find you love.

That means instead of wasting hours sifting through thousands of profiles, our proprietary algorithm leverages machine learning technology to do the work for you.

WHY INVEST?

Together, We Can Make Dating Fun(ny)

In 5 years, we envision Smile to be the leading dating app around the world, building more long-term, successful, laughter-filled relationships than any other app on the market.

To do that, we plan to infiltrate college campuses, host incredible launch parties, and dominate social media. Our pre-seed round is focused on growth marketing – getting as many users as possible on the app to ensure the best possible user experience.

Smile is an incredibly PR-worthy concept – people want to talk about it. We received a ton of organic press even before we launched. **Drew Barrymore raved about the app on national television, and posted about it on Instagram to her 15M followers.**

Founded by a young, single female – Smile is led by a founder who has an intimate understanding of the customer problem. Melissa Mullen is a software engineer with a background in Physics and Computer Science. Her goal is to find the intersection of artificial intelligence and love – she believes the most direct route to this intersection is via humor.

THE PROBLEM

Customer Problem
Dating apps are popular – but they're not working.

270M

people have used a dating app



Less than half have been in a committed relationship with someone they met on a dating app

Customer Problem

Incompatible Matches
I'm matching with the wrong type of person

Superficial Decisions
I'm making decisions based on looks

It's Boring!
Being on dating apps feels like a part-time job



THE MARKET

Smile targets anyone looking for a meaningful relationship. Our core target consumer is those who currently use dating apps (270+ million people). In particular, we target millennial in majors cities like Boston, Los Angeles, Chicago, and D.C. The online dating industry itself is worth over $60B in market cap alone.

Market Opportunity

3.08B
Total dating app revenue in 2020

5.71B
Projected total dating app revenue in 2025

In addition, we develop extensive humor profiles for all users which will be valuable commodities in the big data market, currently valued at $169 billion.

Target Market

By Age
Develop for late 20s-early 30s people ready for a serious relationship.

By Location
Focus energy on big cities with large millenial populations.

By Economic Segment
Target early-to-mid career professionals with average-to-high disposable income.

THE SOLUTION

"Humor compatibility is one of the best predictors of relationship success."

- Jeffrey A. Hall, PhD
Internationally Recognized Expert on Love and Humor

In our Smile survey, singles across the U.S. all agreed a sense of humor is the most important quality they look for in a partner.

Our Solution


Humor-based Matching
Humor-based matching is more likely to match you with the right person
Hide Images Initially
Hiding images initially makes connection less superficial
Infinite Scroll of Funny Content
Infinite scroll of funny content makes it a more enjoyable experience

The Smile business model consists of the following go-to market, growth, and strategies.


User Acquisition
LAUNCH
GROWTH
MARKET DOMINANCE
College Campuses
Local Partnerships
Industry Associations
Thought Leaders
Virality
Marketing Agencies
Thought Leaders
Virality
Thought Leaders
Virality


Go-to Market Strategy
Limited Beta
JANUARY
Full Beta
APRIL
Production
JUNE
Key City Rollout
SEPTEMBER
25K Users
NOVEMBER
National Rollout
DECEMBER

The Smile Premium subscription offers users a suite of exclusive features not offered to freemium users, including:

- The ability to see all matches' photos sooner

- Access to a comprehensive humor compatibility report

- Advanced filtering preferences

Smile In-App Purchases allow users to see a matches photos immediately, and to see a batch of "comedians" – the most desirable users in the area.

Business Model



Paid subscriptions for additional features
$10 - 25 per month for premium subscription

In-app purchases
$3 per in-app purchase

Advertisements
$0.50 per impression

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smile

Appendix

Market Comps



$6.4B $40B

  

$14B

$2.5B

Market Comparison

	Tinder	Bumble	Hinge	Smile
Creates Matches	●	●	●	●
Promotes Emotional Connection			●	●
Actively Fights Superficiality				●
Social Media-Based				●
Research-Based				●